ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 6, 2019	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY FEDEX AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Tonya K. Aldave and Dietrich King

Re:	Beam Therapeutics Inc. Draft Registration Statement on Form S-1 Submitted July 29, 2019 CIK No. 0001745999

Ladies and Gentlemen:

On behalf of Beam Therapeutics Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as confidentially submitted on July 29, 2019, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated August 23, 2019 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Prospectus Summary, page 1

1.

Please provide support for the statements below. In this regard, please explain how you have “demonstrated” certain abilities when none of your product candidates are in clinical stages of development:

•	“we have demonstrated the ability to create the naturally-occurring ‘Makassar’ variant of hemoglobin,” on pages 4 and 131;

September 6, 2019

•	“[w]e have demonstrated the ability of base editors to perform simultaneous multiplex editing with very high efficiencies and without any detectable chromosomal rearrangements,” on pages 4 and 123;

•	“[o]our AATD base editing program has demonstrated the ability to directly correct the E342K point mutation, potentially addressing both the lung and liver components of the disease,” on page 4;

•	“[o]ur base editors have demonstrated the ability to repair the two most prevalent mutations that cause the disease,” on page 4; and

•	“[o]ur base editing approach, delivered through AAV viral vectors, has demonstrated the ability to repair the G1961E point mutation,” on page 5.

Response to Comment 1: The Company advises the Staff that it has demonstrated the abilities of its product candidates in cell lines in experiments that it has conducted. Based on the Staff’s comment, the Company has revised the Registration Statement to state that these abilities were demonstrated in cell lines. In addition, the Company advises the Staff that it has supplementally provided support for the statements identified by the Staff in this Comment 1.

Our Portfolio, page 2

2.	Please add columns in your portfolio table here and on pages 113 and 124 to show all phases of the FDA approval process.

Response to Comment 2: Based on the Staff’s comment, the Company has added columns in its portfolio table on pages 3, 118 and 129 to show all phases of the FDA approval process.

Implications of being an emerging growth company, page 7

3.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 3: The Company advises the Staff that is has supplementally provided all written communications that were provided to potential investors in reliance on Section 5(d) of the Securities Act, and will supplementally provide additional written communications that are provided to potential investors in reliance on Section 5(d) of the Securities Act, if any.

Use of Proceeds, page 86

September 6, 2019

4.

We note your disclosure that you intend to use net proceeds for continued research and development of your portfolio of base editing programs, for IND-enabling studies and the potential initiation of clinical studies, and for continued advancement of your platform technologies and discovery-stage research for other potential programs. Please specify how far in the development of each of the listed clinical trials or programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response to Comment 4: The Company advises the Staff that all of its current programs are in preclinical stage of development and the Company currently cannot specify how far in the development of each program it expects to reach with the proceeds of the offering. The specific allocation of the proceeds from the offering towards each program will depend on, among other things, results from research and development efforts, the timing and success of preclinical studies and the timing and outcome of regulatory submissions. Based on the Staff’s comment, the Company has revised the Registration Statement on page 86 to indicate that, for these reasons and due to the number of programs it currently has in preclinical development, it cannot specify how far in the development of each program it expects to reach with the proceeds of the offering and its current cash and cash equivalents. In addition, the Company revised the Registration Statement on page 86 to disclose that it expects that it will need to raise additional funds subsequent to its initial public offering to complete the development and potential commercialization of any of its programs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies and significant judgments

Share-based compensation, page 105

5.

Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response to Comment 5: The Company acknowledges the Staff’s comment and, once it has an estimated offering price range, it will supplementally explain to the Staff the reasons for any differences between recent valuations of its common shares leading up to the planned initial public offering and the midpoint of its estimated offering price range.

Business, page 112

September 6, 2019

6.

We note your description of the Collaboration and License Agreement with Verve on page F-38. If this agreement is material, please file it as an exhibit to the registration statement and describe its material terms in the business section. In addition, disclose the milestone and royalties payments under the agreement referenced on page F-39.

Response to Comment 6: The Company advises the Staff that it believes that the Collaboration and License Agreement with Verve is not material to the Company’s business. The Company’s conclusion that the agreement is not material is based on the fact that the license of the Company’s intellectual property to Verve under the agreement is limited to the treatment of disease through editing specified targets that are not related to the current indications targeted by the Company’s programs or any indications in any disease area that the Company currently plans to address. The Company does not expect to receive any material payments from Verve under this License Agreement for the foreseeable future. In addition, no material intellectual property has arisen under the License Agreement that is licensed to the Company and, as a result, the Company is not currently using any intellectual property licensed to it from Verve in any of the Company’s current programs or any programs that the Company currently intends to pursue. If the Company does in the future pursue development of a product candidate that relies on intellectual property licensed from Verve or if the revenues from the License Agreement becomes material to the Company, the Company will assess the materiality of the License Agreement at that time and, if the Company determines that the License Agreement is material to its business, it will file the agreement at such time. As the Company does not view this agreement as material, it did not disclose the milestone or royalty payments under the agreement in the Registration Statement.

Approach 1: Recreate naturally-occurring protective HPFH mutations to evaluate HbF, page 129

7.

Please provide support for your statement that your “base editor program uses a precise, direct editing strategy that is validated by human genetics.” We note that you have not conducted any clinical trials, yet state that your strategy has been validated by human genetics.

Response to Comment 7: The Company acknowledges the Staff’s comment and advises the Staff that its base editor program was not validated by human genetics; rather, it was informed by human genetics and aims to reproduce the naturally-occurring mutations in humans that help prevent diseases. Based on the Staff’s comment, the Company revised the Registration Statement on page 135 to clarify that its base editor programs were not validated by human genetics.

License Agreement with The President and Fellows of Harvard College, page 147

8.

We note your reference to “low double digits” describing royalties or other types of payments on pages 149 and 153. Please revise your disclosure to narrow the royalty range in each of the referenced cases to no more than ten percentage points (for example, between twenty and thirty percent).

September 6, 2019

Response to Comment 8: Based on the Staff’s comment, the Company revised the Registration Statement on pages 154 and 155 to narrow the royalty range from “low double digits” to a range of ten percentage points.

License Agreement with Editas Medicine, Inc. , page 149

9.	Please disclose the aggregate milestone payments under the Editas agreement. We note your reference to milestone payments on page 150.

Response to Comment 9: Based on the Staff’s comment, the Company revised the Registration Statement on page 155 to disclose the aggregate milestone payments under the Editas agreement.

Blink Therapeutics, page F-27

10.

Please provide us an analysis supporting your accounting treatment for the share exchange with Blink Therapeutics, which resulted in a $49.5 million loss, as well as expenses associated with the other exchange transactions described on page F-28. In particular, explain your consideration of guidance governing common control transactions. Refer us to the technical literature upon which you relied.

Response to Comment 10: The Company advises the Staff that it considered guidance governing common control transactions. The Company notes that the share exchange was not between Beam and Blink (which is a consolidated subsidiary of Beam). Rather, the share exchange was to acquire outstanding noncontrolling interest (“NCI”) of the consolidated entity of Beam. Further, the Company considered whether the exchange of Beam shares to acquire the NCI should be considered a transaction under common control, because the NCI of Blink were also primary investors in Beam. However, because there is not a voting agreement in place that requires the primary investors to vote in concert nor does any individual primary investor control either entity, the two legal entities were not under common control. Accordingly, the share exchange was accounted for as an acquisition of NCI in the consolidated entity of Beam.

As a result of the share exchange, the value of the Beam shares transferred to the holders of the NCI was in excess of the value of NCI received in return. Thus, the Company assessed whether it would be appropriate to account for the excess consideration paid as a non-pro rata dividend or as an expense to the consolidated entity of Beam. The Company concluded that the guidance at ASC 505-30-25-3, ASC 505-30-30-2, ASC 505-30-30-3, and ASC 505-30-50-3 were relevant because the excess consideration was only transferred to certain investors of both legal entities and there were no other rights or privileges identified that required separate accounting as an asset. As a result, the Company recorded a $49.5 million loss in other expense.

September 6, 2019

As it relates to the excess consideration paid to the scientific founders of Beam and Blink and the Broad Institute, both holders of common stock NCI, the Company considered the guidance in ASC 718-10-15-4, which states:

“Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.”

Similar to the discussion above, this share exchange was contemplated at the same time that Blink issued the initial NCIs. Therefore, after considering the guidance above, the Company concluded that we could not overcome the presumption that the excess consideration paid represented compensation for services rendered and additional consideration for the license acquired from the Broad Institute, respectively. As such, the Company concluded that it was also appropriate to recognize the excess consideration paid as expenses in the statement of operations.

Notes to Consolidated Financial Statements

Redeemable convertible preferred stock, page F-28

11.

Please provide us an analysis supporting your accounting treatment for the reclassification of the tranche liability, associated with “committed” investors, to the carrying value of the Series A-2 Preferred shares, as well as the $5.7 million loss recognized upon the issuance of Series A-2 Preferred shares to “additional” investors. Refer us to the technical literature upon which you relied.

Response to Comment 11:

Committed Investors

The Company advises the Staff that in June 2017, it authorized, issued and sold shares of Series A-1 preferred stock to investors (the “Committed Investors”) at $1.00 per share pursuant to a Series A preferred stock purchase agreement (the “Series A Purchase Agreement”). The Series A Purchase Agreement also provided the Committed Investors with the right to purchase additional shares of Series A-1 preferred stock (“Series A-1 Preferred Stock”) and shares of Series A-2 preferred stock (“Series A-2 Preferred Stock”) (collectively, the “Series A Preferred Stock”) in the future at $1.00

September 6, 2019

and $2.00 per share, respectively. The Company accounted for the Committed Investors’ rights to purchase additional shares of Series A-1 Preferred Stock and shares of Series A-2 Preferred Stock as tranche right liabilities (collectively, the “Tranche Right Liabilities”) in accordance with the provisions of ASC 480. The Tranche Right Liabilities were recorded at their respective fair values upon issuance and at the end of each reporting period until their respective exercises with a final mark-to-market recorded in earnings at that time in accordance with ASC 480-10-30 and -35.

Upon exercise, the Tranche Right Liabilities were remeasured at fair value and subsequently derecognized, with their carrying values (which is equal to their fair values) reclassified to temporary equity to reflect the issuance of the respective Series A Preferred Stock at fair value in accordance with ASC 480-10-S99-2. Any gain or loss that resulted from measuring the Tranche Right Liabilities at fair value prior to the exercise of the respective tranche right was recognized in earnings in accordance with ASC 480-10-35-5.

Additional Investors

The Company advises the Staff that in February and May 2018, it amended the Series A Purchase Agreement (“Amended Series A Purchase Agreement”) with the Committed Investors, which modified the terms of the future tranche closings of the Series A-1 Preferred Stock and Series A-2 Preferred Stock. At the same time, the Company authorized the sale and issuance of shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock to investors other than the Committed Investors (the “Additional Investors”) at $1.00 per share and $1.50 per share, respectively. The Amended Series A Purchase Agreement provided for the future issuance of Series A-2 Preferred Stock to Additional Investors at a fixed price of $1.50 per share. In contrast to the rights of the Committed Investors to purchase additional Series A Preferred Stock in the future, the Company did not have a legal obligation to issue shares of Series A-2 Preferred Stock to the Additional Investors, nor did the Additional Investors have the right to purchase additional shares. Furthermore, the issuance of these additional shares of Series A-2 Preferred Stock was within the Company’s control. As a result, the Company determined that the potential issuance of Series A Preferred Stock to Additional Investors did not require accounting under ASC 480 or ASC 815.

In June 2018, the Company issued 1,766,754 shares of Series A-2 Preferred Stock to Additional Investors at $1.50 per share, for cash proceeds of $1.8 million. The cash proceeds received for the issuance of the Series A-2 Preferred Stock approximated fair value. In October 2018, the Company issued 8,689,741 shares of Series A-2 Preferred Stock to Additional Investors at $1.50 per share, for gross proceeds of $13.0 million. The investors in the October 2018 financing included the Additional Investors and a new investor. The Company, with the assistance of an independent third-party specialist, estimated the fair value of the Series A-2 Preferred Stock issued in October 2018 to be $2.15 per share, which exceeded the purchase price of $1.50 per share (the “Excess”).

September 6, 2019

Pursuant to ASC 480-10-S99-2, the Company recognized the Series A-2 Preferred Stock in temporary equity at fair value of $18.7 million upon issuance. The $5.7 million Excess, representing the difference between the fair value of the Series A-2 Preferred Stock and cash proceeds received, was recorded as other expense.

The Company advises the staff that in determining the appropriate recognition of the Excess, the Company considered ASC 505-30 (formerly known as FTB 85-6). FTB 85-6 created a presumption that a transaction involving an entity’s repurchase of shares from an existing shareholder at a price above fair value involves a payment for some sort of stated or unstated rights or privileges that should be given separate accounting recognition which may, in certain instances, require recognition of income or expense. This presumption was codified in ASC 505-30-50-3. Although the Company issued Series A-2 Preferred Stock at an amount less than fair value, as opposed to repurchasing them at an amount greater than fair value, we believe the concept noted in FTB 85-6 is relevant.

The Company also considered the remarks at the 2014 AICPA National Conference on Current SEC and PCAOB Developments, made by Hillary H. Salo, Professional Accounting Fellow in the Office of the Chief Accountant where the Staff stated that if no other rights or privileges that require separate accounting recognition as an asset could be identified, the financial liabilities should be recorded at fair value with the excess of the fair value over the net proceeds recognized as a loss in earnings. Although the speech by Ms. Salo specifically relates to the issuance of a liability and not an equity instrument, we considered it by analogy.

Given the lack of literature in this area, the Company analogized to the interpretations available and noted that the sole assets provided by the Additional Investors to the Company were cash proceeds for the Series A-2 Preferred Stock at $1.50 per share, which represented the purchase price of the shares pursuant to the Amended Series A Purchase Agreement. There was no additional consideration or promises provided that would require separate accounting recognition.

The Company also considered whether the Excess should be recognized in equity instead of as an expense. The Company ultimately rejected this view because the issuance of the Series A-2 Preferred Stock (1) included a new investor as well as Additional Investors and (2) did not constitute a pro-rata distribution to equity owners. As such, the Company recognized the Excess as other expense.

Part II

Exhibit index, page II-5

12.	Please file the employment agreements with your named executive officers described on page 186 or tell us why you believe they are not required to be filed.

September 6, 2019

Response to Comment 12: The Company advises the Staff that the employment agreements for each of the named executive officers are in the process of being amended. The Company advises the Staff that it will file the amended employment agreements in a subsequent amendment to the Registration Statement.

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Please do not hesitate to call me at 617-951-7826 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc Rubenstein

Marc A. Rubenstein

cc:	John Evans (Beam Therapeutics Inc.) Thomas J. Danielski (Ropes & Gray LLP)